 

08003313

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

30 May 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED

JUN 2 0 2008

THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer, ~~cancellation and/or use~~:	30 May 2008	
b)	Purpose of such ~~sale,~~ transfer, ~~cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	68,625	
d)	Number of treasury shares before and after such ~~sale,~~ transfer, ~~cancellation and/or use~~:	Before change	5,939,701
		After change	5,871,076
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer, ~~cancellation and/or use~~:	Before change	0.333%
		After change	0.329%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer, ~~or cancelled~~:	S$ 289,158.30	

Kwong Sook May
Company Secretary

May 30, 2008



Co Regn No: 199802418D

SEMBCORP INDUSTRIES WINDS UP INACTIVE SUBSIDIARIES

Singapore, May 30, 2008 - Sembcorp Industries wishes to announce that its inactive subsidiaries, Bonafide Development (S) Pte Ltd and Regional Infrastructure Management Pte Ltd, have been placed under Members' Voluntary Liquidation. Mr Teo Ban Seng has been appointed the liquidator for the companies.

The voluntary liquidation of the subsidiaries does not have any material financial impact on the Sembcorp Group for the financial year ending December 31, 2008.

By Order of the Board

Kwong Sook May
Company Secretary

